UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

B. Riley Principal 250 Merger Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05602L104

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05602L104	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON HC, CO

(1)	On April 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of May 4, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on May 4, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on May 4, 2023, B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) forfeited to the Issuer for no consideration 4,312,499 shares of Class B common stock and 600,000 shares of Class A common stock. By their terms, the 200,000 private placement warrants held by the Sponsor expired worthless. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

(2)	Prior to their surrender and expiration, the securities were held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to have indirectly beneficially owned the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaimed beneficial ownership over the securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

CUSIP No. 05602L104	Schedule 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS B. Riley Principal 250 Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

(1)	On April 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of May 4, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on May 4, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on May 4, 2023, B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) forfeited to the Issuer for no consideration 4,312,499 shares of Class B common stock and 600,000 shares of Class A common stock. By their terms, the 200,000 private placement warrants held by the Sponsor expired worthless. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

(2)	Prior to their surrender and expiration, the securities were held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to have indirectly beneficially owned the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaimed beneficial ownership over the securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

CUSIP No. 05602L104	Schedule 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

(1)	On April 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of May 4, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on May 4, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on May 4, 2023, B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) forfeited to the Issuer for no consideration 4,312,499 shares of Class B common stock and 600,000 shares of Class A common stock. By their terms, the 200,000 private placement warrants held by the Sponsor expired worthless. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

(2)	Prior to their surrender and expiration, the securities were held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to have indirectly beneficially owned the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaimed beneficial ownership over the securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

CUSIP No. 05602L104	Schedule 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

(1)	On April 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of May 4, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on May 4, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on May 4, 2023, B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”) forfeited to the Issuer for no consideration 4,312,499 shares of Class B common stock and 600,000 shares of Class A common stock. By their terms, the 200,000 private placement warrants held by the Sponsor expired worthless. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

(2)	Prior to their surrender and expiration, the securities were held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to have indirectly beneficially owned the securities directly held by the Sponsor. Each of BRPI, BRF and Bryant R. Riley disclaimed beneficial ownership over the securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

END OF COVER PAGES

CUSIP No. 05602L104	Schedule 13D	Page 6 of 8 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of (i) B. Riley Financial, Inc. (“BRF”); (ii) B. Riley Principal 250 Sponsor Co., LLC (the “Sponsor”); (iii) B. Riley Principal Investments, LLC (“BRPI”); and (iv) Bryant R. Riley (“Mr. Riley”) (each person and entity named in items (i) through (iv), collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Commission on May 21, 2021 as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on June 17, 2021 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on May 10, 2023 (the “Schedule 13D”).

This Amendment is being filed to report the Sponsor’s surrender of 1 share of Class B common stock in connection with the Issuer’s dissolution.

On April 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of May 4, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on May 4, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on May 4, 2023, the Sponsor forfeited to the Issuer for no consideration 4,312,499 shares of Class B common stock and 600,000 shares of Class A common stock. By their terms, the 200,000 warrants held by the Sponsor expired worthless. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On May 15, 2023, the Issuer filed a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

As planned, the Sponsor intends to effect the dissolution of the Issuer. In connection with the dissolution of the Issuer, on June 2, 2023, the Sponsor surrendered to the Issuer one share of Class B common stock.

CUSIP No. 05602L104	Schedule 13D	Page 7 of 8 Pages

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of the Schedule 13D as amended by this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) June 2, 2023

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 of the Schedule 13D as amended by this Amendment is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
11	Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 11 to the Schedule 13D filed by the Reporting Persons on May 21, 2021).

CUSIP No. 05602L104	Schedule 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY PRINCIPAL 250 SPONSOR CO., LLC

/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Managing Member

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name:	Bryant R. Riley